

December 3, 2009

Via Facsimile (215) 864-9166 and US Mail

George Jensen
Chairman & Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA
19355

> **Re:** **USA Technologies, Inc.**
> **Definitive Additional Materials**
> **Filed December 1, 2009**
> **File No. 1-33365**

Dear Mr. Jensen:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9(b). For example, in future filings, refrain from referring to the "disingenuous statements and actions" of the dissidents.

2. In future filings, please ensure that any materials you provide and/or any excerpts you quote involving the case filed against Mr. Tirpak include a more balanced explanation of the legal relevance of the materials. For example, include an explanation to shareholders clarifying that the judge's "opinion" from which you

quote was a ruling on a pre-trial issue. In future filings in which you refer shareholders to the court documents posted on your website, please clarify, if true, that such documents relate to pre-trial filings made by the parties and/or the court and clarify that the court did not adjudicate the merits of the case against Mr. Tirpak.

3.   Please provide support and explain in future filings specifically how the dissidents' current actions are "disruptive to the execution of [y]our strategic plan and erode shareholder value…"

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

George Jensen
USA Technologies, Inc.
December 3, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                Sincerely,

                                Mellissa Campbell Duru
                                Special Counsel
                                Office of Mergers and Acquisitions

cc: Justin P. Klein, Esq.
    Ballard Spahr LLP (via facsimile)